

# News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

January 24, 2007

## BROWN & BROWN, INC. ANNOUNCES THE ELECTION OF
## TONI JENNINGS TO ITS BOARD OF DIRECTORS

(Daytona Beach and Tampa, Florida) . . . Brown & Brown, Inc. (NYSE:BRO), announces the re-election, by unanimous vote of the Board, of Toni Jennings, most recently Lieutenant Governor of the State of Florida, to Brown & Brown, Inc.'s Board of Directors, effective January 24, 2007.

Commenting on Toni Jennings rejoining the Board, J. Hyatt Brown, the Company's Chairman and Chief Executive Officer, said, "Toni served this Company with distinction as a Board member from 1998 through early 2003, when she was appointed Lieutenant Governor of Florida by Governor Jeb Bush. She is a highly regarded business and civic leader. We believe her ethic of hard work combined with her business expertise make her a valuable addition to our Board. We look forward to again working with her as we continue our pattern of constant and consistent growth."

Ms. Jennings was President of Jack Jennings and Sons, a Central Florida construction company, until her appointment as Lieutenant Governor. In addition to serving as the State of Florida's number two executive officer for the past four years, she has dedicated her life to public service. She served in the Florida legislature from 1976 through 2000, first in the House of Representatives and then in the State Senate. She was the first Senator in history to serve two successive terms as Senate President. A native Floridian, Ms. Jennings serves on the board of numerous local and state-wide business, civic and charitable organizations.

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business*

*Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to continuing our revenue, earnings and operating growth, as well as identifying and consummating attractive acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, New Jersey, New York, Pennsylvania and/or Washington, where significant portions of the Company's business are concentrated; the actual costs of resolution of contingent liabilities; those factors relevant to Brown & Brown's consummation and integration of announced acquisitions, including any matters analyzed in the due diligence process, material adverse changes in the customers of the companies whose operations are acquired, and material adverse changes in the business and financial condition of either or both companies and their respective customers; and the cost and impact on the Company of previously disclosed litigation initiated against the Company and regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

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